D/25

06018128

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Idemitsu Kosan Co. Ltd.

*CURRENT ADDRESS 1-1, Marunouchi 3-chome
Chiyoda-ku, Tokyo Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 3 2006
THOMSON FINANCIAL

FILE NO. 82- 35033

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/3/06

(Translation)

June 27, 2006

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 91ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 91st Ordinary General Meeting of Shareholders of the Company, reports were made and resolutions were adopted as described below.

Yours very truly,

Akihiko Tembo
President and Representative Director

Idemitsu Kosan Co., Ltd.
1-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo, Japan

Description

Matters reported:

1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 91st business year (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors

2. Report on the balance sheet and statement of income for the 91st business year (from April 1, 2005 to March 31, 2006)

The Company reported the contents of the above-mentioned financial statements.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 91st business year

The proposition was approved and adopted as proposed. The dividends for the year were determined to be ¥55 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of 12 Directors

The proposition was approved and adopted as proposed. Messrs. Akira Idemitsu, Akihiko Tembo, Masao Harada, Yoshiaki Yoshioka, Kyo Kusumoto, Tetsuo Nishimura, Masakatsu Tanaka, Kazuhisa Nakano, Shuichi Omiya, Kenichi Matsui, Atsuo Hashimoto and Takatoshi Hiruma, 12 in all, were reelected as Directors and assumed office, respectively.

Proposition No. 4: Election of five (5) Statutory Auditors

The proposition was approved and adopted as proposed. Messrs. Tetsuya Nagao, Munehiro Okuda, Masahiro Inoue and Koichi Kumazaki, four in all, were reelected as Statutory Auditors and Mr. Michihisa Ono was newly elected as Statutory Auditor and assumed office, respectively.

Proposition No. 5: Granting of retirement gratuities

The proposition was approved and adopted as proposed that retirement gratuities be granted to Mr. Hidekazu Shiraki, who retired as Director at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by him while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

The Company has determined to revise its policy of remuneration to its Directors and Statutory Auditors, whereby relating their remuneration to each term of office and linking it more closely with performances. Consequently, the Company has determined to abolish the policy of retirement gratuities for Directors and Statutory Auditors as of the close of this Ordinary General Meeting of Shareholders. Accordingly, the proposition was approved and adopted as proposed that retirement gratuities be granted to Directors Akira Idemitsu, Akihiko Tembo, Masao Harada, Yoshiaki Yoshioka, Kyo Kusumoto, Tetsuo Nishimura, Masakatsu Tanaka, Kazuhisa Nakano, Shuichi Omiya, Kenichi Matsui, Atsuo Hashimoto and Takatoshi Hiruma and Statutory Auditors Tetsuya Nagao and Munehiro Okuda, who were reelected as Directors and Statutory Auditors, in appreciation of services rendered by them while in office, based on their respective terms of office up to the close of this Ordinary General Meeting of Shareholders and within the extent of a reasonable amount in accordance with the established standards of the Company when they retire as Directors or Statutory

Auditors, respectively, and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors in respect of the Directors and to consultation among the Statutory Auditors in respect of the Statutory Auditors, respectively.

Proposition No. 6: Revision of remuneration for officers

The proposition was approved and adopted as proposed that the amount of remuneration for Directors, which had been fixed at not exceeding ¥1,000 million per year pursuant to the approval of the 88th Ordinary General Meeting of Shareholders held on June 24, 2003, be revised to be not exceeding ¥1,200 million per year and that the amount of remuneration for Statutory Auditors, which had been fixed at not exceeding ¥100 million per year pursuant to the approval of the 76th Ordinary General Meeting of Shareholders held on June 25, 1991, be revised to be not exceeding ¥120 million per year.

- - - - -

At the meeting of the Board of Directors held after the close of this Ordinary General Meeting of Shareholders, the Representative Directors and Directors with specific titles were elected and at the meeting of the Board of Statutory Auditors also held thereafter, the full-time Statutory Auditors were elected.

The officers of the Company are as follows:

Chairman and Representative Director	Akira Idemitsu
President and Representative Director	Akihiko Tembo
Executive Vice President and Representative Director	Masao Harada
Executive Vice President and Representative Director	Yoshiaki Yoshioka
Managing Director	Kyo Kusumoto
Managing Director	Tetsuo Nishimura
Managing Director	Masakatsu Tanaka
Managing Director	Kazuhisa Nakano
Managing Director	Shuichi Omiya
Managing Director	Kenichi Matsui
Managing Director	Atsuo Hashimoto

Managing Director	Takatoshi Hiruma
Full-time Statutory Auditor	Tetsuya Nagao
Full-time Statutory Auditor	Munehiro Okuda
Statutory Auditor	Masahiro Inoue
Statutory Auditor	Koichi Kumazaki
Statutory Auditor	Michihisa Ono

(Note) Statutory Auditors Masahiro Inoue, Koichi Kumazaki and Michihisa Ono are external auditors.

* Upon approval and adoption of Proposition No. 2, the restriction on transfers of shares of the Company was abolished.

Accordingly, the Company will withdraw the share certificates currently issued and issue new share certificates. We will send you guidance information in July. We cordially request you to make arrangements for that purpose.

- E N D -

(Translation)

June 9, 2005

To the Shareholders:

NOTICE OF THE 90TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 90th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

If you cannot be present at the meeting, please return to us by mail the enclosed proxy form, affixed with your name and seal (the one registered with us).

Yours very truly,

Akihiko Tembo
President and Representative Director

Idemitsu Kosan Co., Ltd.
1-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo, Japan

Description

1. Date and hour of meeting:

   June 28 (Tuesday), 2005, at 9:00 a.m.

2. Place of meeting:

   8F Conference Room, Head Office of the Company
   1-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 90th business year (from April 1, 2004 to March 31, 2005)

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 90th business year
Proposition No. 2:	Amendment to the Articles of Incorporation (The outline of the proposition is as set forth in the "Particulars of the Proposition For Amendment to the Articles of Incorporation" attached herewith.)
Proposition No. 3:	Election of seven (7) Directors
Proposition No. 4:	Election of two (2) Statutory Auditors
Proposition No. 5:	Granting of retirement gratuities

4. Attachments

   (1) Business Report for the 90th Business Year

   (2) Balance Sheet as of March 31, 2005

   (3) Statement of Income for the 90th Business Year

   (4) Proposed Appropriation of Retained Earnings for the 90th Business Year

   (5) Copy of Independent Auditors' Report

   (6) Copy of Statutory Auditors' Report

   (7) Particulars of the Proposition for Amendment to the Articles of Incorporation

(Attachments)

Business Report

(from April 1, 2004 to March 31, 2005)

IDEMITSU KOSAN CO., LTD.

Table of Contents

- - - - -

1. **Outline of business activities:**

(1) Developments and results of business activities:

During the business year under review, high growth in the U.S. and Chinese economies pushed up production activities in the materials industry, among others, in Japan and the Olympics had an effect of enhancing IT-related demand. Thus, the Japanese economy showed a clear sign of recovery during the first half of the business year. However, during the second half, the Japanese economy turned to decelerate due to a slowdown in the economic growth in the United States and China, which had been acting as economic engines, as a result of their money-tightening measures, the leveling off of activated IT-related demand, the fading of business and consumer sentiments and other factors.

Crude oil prices amounted to a record $36.6 per barrel on average for the business year under review, $9.5 per barrel higher than the previous business year, due to various price-soaring factors, including growing demand in China, India and Brazil, among other nations, a decline in supply capacity, rampant terrors in the Middle East, cold spells in the United States and continued inflows of hot money. In the meantime, the exchange rate of the yen against the dollar amounted to an average ¥108.6 for the business year under review, ¥5.5 stronger than the previous business year, due to such structural factors for the weaker dollar as growing twin deficits in the United States and higher Asian currencies, as well as the speculations about a rise in the Chinese renminbi.

In the petroleum industry, partly due to the exceptionally hot summer, demand for transport fuels such as gasoline, light oil and jet fuel increased over the previous business year. However, demand for kerosene and fuel oil A decreased due to the warmer winter and demand for fuel oil C from the electric power industry, among other industries, continued to decline. Thus, whole demand for oil was lower than the previous business year. In the petrochemical industry, against the background of a sharp rise in demand in Asia, specifically, China, domestic production of ethylene, a basic material, amounted to 7,560,000 tons, up 101.8% from the previous business year. In addition, prices of naphtha, another material, rose to a record high as a result of a hike in oil prices, while the petrochemicals market took an upturn due to the tightening of supply and demand in and outside of Japan.

As a result, net sales of the Company amounted to ¥2,321.7 billion, up 14.6% from the previous business year, due to higher crude oil prices and naphtha prices. Operating income amounted to ¥30.5 billion, up 59.9% from the previous business year. Net loss amounted to ¥5.8 billion as the Company accounted for an extraordinary loss of ¥61.3 billion as a result of the early implementation of the accounting standard for impairment of fixed assets.

Individual results of business activities by division were as described below:

a. Petroleum products

In the petroleum products division, the Company has continued its efforts to

reduce costs. However, the division was adversely affected by time lags caused by hikes in oil prices and the shutdown of its Hokkaido Refinery, specifically.

(a) On the supply side, the Hokkaido Refinery, which had been shut down, reopened operations completely in December 2004. In addition, the Company started to supply sulfur-free gasoline and light oil, which are expected to have the effects of reducing CO_2 emissions, in January 2005 before the enforcement of regulation by the Japanese government.

(b) With regard to physical distribution, the Company integrated the businesses of its subsidiaries Munakata Kaiun Co., Ltd. and Asahi Tanker Co., Ltd. to improve efficiencies and reduce costs of marine transportation. The Company also has continued its efforts to reduce physical distribution costs by increasing solo shipments in land transportation.

(c) With regard to the marketing of fuel oil, sales of gasoline, kerosene, light oil and fuel oil A were 102% over the previous business year, while sales of fuel oil C to the electric power industry declined substantially from the previous business year. Consequently, the total sales of fuel oil decreased slightly from the previous business year to 35,640,000 kiloliters. In the service station (SS) retail sector, sales volumes increased strongly due to an increase in demand for gasoline as a result of the exceptionally hot summer and an increase in the number of memberships of a new credit card "Idemitsu Card Mydo Plus" created in alliance with Credit Saison Co., Ltd.

(d) In its energy solutions business, the Company started operations on a commercial basis as an independent power producer (IPP) for Chubu Electric Co., Ltd. at its Aichi Refinery in July 2004. In the meantime, the Company filed notification of a power producer and supplier (PPS) with the Ministry of Economy, Trade and Industry of Japan in January 2005 and started operations on a commercial basis as of April 1, 2005.

(e) In the lubricants business, domestic sales were beyond demand, registering 103% over the previous business year, as a result of marketing efforts, including sales expansion activities for high performance products and the strengthening of local market-oriented sales. Overseas, the Company established a company for R&D in Thailand and started construction of new plants in China and Thailand. Additionally, in July 2004, the Company entered into a business alliance agreement with a major French oil company TOTAL, with the aim of establishing a supply system in the same qualities globally.

b. Petrochemicals

In August 2004, the Company merged Idemitsu Petrochemicals Co., Ltd. with the aim of promoting integration of the fuel oil business and further strengthening competitiveness.

(a) In the petrochemicals sector, as a result of higher prices of crude oil, prices of materials, naphtha, rose to a record high, while the product market

remained high against the background of increased demand in China.

(b) With regard to the polyolefin business, the Company entered into a basic agreement on business integration with Mitsui Chemicals, Inc. in May 2004 and established a new joint company Prime Polymer Co., Ltd. to start operations in April 2005. Furthermore, the Company restarted operations for light naphtha reformers in its Chiba Refinery and agreed with Mitsui Chemicals, Inc. and Sumitomo Chemical Co., Ltd. to supply benzene to such companies in September 2004.

c. Other businesses

(a) In the coal business, as the market showed a firm tone due to the tightening of demand and supply, domestic sales volumes amounted to 6,620,000 tons, up 230,000 tons from the previous business year. The Company increased production at its captive mine in Australia, which resulted in the production of 8,330,000 tons, up 1,800,000 tons from the previous business year. Consequently, the Company registered increases in both revenues and profits. In the uranium business, the Cigar Lake Uranium Mine Project in Canada, in which the Company has a 7.875% interest, started development on a full scale in January 2005 upon obtaining a mine development license from the Canadian Nuclear Safety Commission.

(b) In the electronic materials business, in April 2005, the Company and Sumitomo Metal Mining Co., Ltd. established a joint venture IS Electrode Materials Co., Ltd. for the manufacture and sale of indium zinc oxide (IZO) and other transparent electrode materials, to secure a stable supply.

d. Related companies

(a) Oil exploration

In the oil exploration sector, the Company focused its efforts on efficient exploration, production and operations of six oil fields in the Snorre and Fram fields in Norway, which resulted in an annual crude oil production of 14,750,000 barrels. In addition, as a new exploration activity, the Company made a successful bid for the 18th tender for the 35/2 block in Norway and acquired a 20% interest in June 2004. At the Snorre and Vigdis fields, production was suspended from late November 2004 towards the end of January 2005 due to a gas leakage accident. However, owing to the contributions of the Fram field, crude oil production increased by 420,000 barrels from the previous business year. Crude oil prices continued to remain high. Consequently, the Company registered increases in both revenues and profits.

(b) Petroleum gas

Net sales of this sector for the business year decreased from the previous business year due to a decrease in demand resulting from fuel shifts by steelmakers. In March 2005, the Company agreed with Mitsubishi

Corporation to start talks on the integration of business of Idemitsu Gas & Life Co., Ltd., the LPG division of Mitsubishi Corporation and Mitsubishi Liquefied Petroleum Gas Co., Ltd.

(2) Investment in plant and equipment and fund-raising:

a. Investment in plant and equipment:

Investment in plant and equipment during the business year under review totaled ¥39.2 billion, which was spent mainly on the maintenance and replacement of the production facilities and the expansion and improvement of selling facilities, including service stations.

b. Fund-raising:

The funds required for investment in plant and equipment were covered by the Company's own capital. There was no fund-raising to be specifically described.

(3) Future challenges

The Company is currently preparing its second medium-term consolidated business plan for the years commencing on April 1, 2005. On the momentum of the listing of its shares as scheduled, the Company will address the following challenges for the purpose of business development aiming at stable and sustainable growth:

a. To ensure safety

With the fire at its Hokkaido Refinery in September 2003 as a lesson, the Company will exert its utmost efforts to give top priority to safe operations, which are the basis of business, and regain the confidence of its stakeholders, including the local community. To be specific, technologically, the Company will change the floating roofs of tanks into double-decked types and improve its fire prevention and control equipment. With regard to organizational measures, the Company will establish a Safe Environment Technology Section, which is an overall safety control section, under the Manufacturing Department of the Head Office and station personnel responsible for process safety at each refinery to improve capabilities to find sources of potential danger in the facilities and prevent security-jeopardizing accidents. The Company will also strengthen post-accident measures, through the devisal of disaster prevention tactics and emergency drills by use of high capacity foam delivery devices, among others.

b. To develop brand recognition activities

As from April 1, 2005, the Company will, under the slogan "Reliability, Service and Satisfaction – The Idemitsu Promise", develop full-fledged brand recognition activities to become a company more trusted and expected by the society. Specifically, in the retail sector of its service stations, which are contact points at the forefront of customer services, the Company will make its service stations preferred by customers by implementing measures from the perspective of

customers and demonstrating "Reliability": customer-oriented campaigns aimed at beautifying its shops and improving the manners of treating customers and "Idemitsu Card Mydo Plus" promotional campaigns to enhance the convenience of customers, among others.

c. To concentrate management resources on its strategic business sectors and promote business restructuring

(a) To achieve increased effectiveness of the integration of petroleum and petrochemicals resulting from the merger of Idemitsu Petrochemicals Co., Ltd., the Company will make optimal choices of petroleum and petrochemical materials and optimal production at its four refineries and two plants through its "integrated LP" (optimal production system) to maximize profits of the Idemitsu Group.

(b) In the petroleum gas business, in March 2005, the Company agreed with Mitsubishi Corporation to commence negotiations on the integration of business of Idemitsu Gas & Life Co., Ltd., the LPG division of Mitsubishi Corporation and Mitsubishi Liquefied Petroleum Gas Co., Ltd. The Company will seek synergy effects of the integration, such as reinforced stable supply by taking advantage of the merit of scale resulting from increased maritime trading volumes of LPG and complementariness of the supply networks of the import bases. The parties to the integration are negotiating with the aim of commencing operations of the new company in April 2006.

(c) With regard to the task of middle- and long-term energy supply, the Company will continue its efforts to develop secondary energy by participating in the Japanese government's large-scale experimental project on stationary fuel cells or otherwise.

(d) With regard to technology-based new projects, by accelerating the creation of an organic electroluminescent (EL) market in the electronic materials business, the Company will maintain the largest share and expand business. With regard to IZO, the Company will exert its efforts to smoothly put IS Electrode Materials Co., Ltd. on track, primarily.

d. To protect the environment

To help prevent global warming, the Company will promote energy conservation at its refineries and plants and also implement measures by utilizing the Kyoto Mechanism (such as CDM and emissions trading). In addition, the Company will actively promote measures relating to soil contamination, recycling and waste, as well as green purchases and environment-conscious products and services.

e. To strengthen its financial base

The Company will vigorously continue to slash and sell its assets and repay interest-bearing debts, which are expected to fall below ¥1 trillion on a consolidated basis as of March 31, 2006. In the meantime, the Company, in

preparation for the scheduled listing of its shares, will continue its efforts to improve portfolio efficiencies and strengthen its financial base by studying the possibility of a capital increase.

f. To discharge CSR (corporate social responsibility)

To strengthen its efforts to discharge CSR, the Company established a "CSR Group" under the Corporate Planning Office in April 2005. The Company will aggressively implement measures against global warming, as well as measures in response to environmental changes and social needs with regard to risk management and local citizenship activities.

(4) Recent business performances

Item	87th April 1, 2001 - Mar. 31, 2002	88th April 1, 2002 - Mar. 31, 2003	89th April 1, 2003 - Mar. 31, 2004	90th April 1, 2004 - Mar. 31, 2005
Net sales (million yen)	2,023,114	2,041,339	2,025,993	2,321,786
Ordinary income (million yen)	25,736	9,220	19,133	30,598
Net income (loss) (million yen)	6,115	(-) 6,823	1,014	(-) 5,884
Net income (loss) per share (yen)	243.38	(-) 403.52	(-) 11.65	(-) 406.44
Total assets (million yen)	1,848,419	1,789,396	1,762,041	2,038,901

(Notes) Net income per share for the 87th business year is calculated by dividing the amount of net income minus the total dividends for preference shares for the year, by the average of the number of ordinary shares issued and outstanding during business year.

Net loss per share for the 88th business year is calculated by dividing the amount of net loss plus the total dividends for preference shares for the year, by the average of the number of ordinary shares issued and outstanding during business year.

Net loss per share for the 89th business year is calculated by dividing the amount of net income minus the total dividends for preference shares for the year, by the average of the number of ordinary shares issued and outstanding during business year.

Net loss per share for the 90th business year is calculated by dividing the amount of net loss plus the total dividends for preference shares for the year, by the average of the number of ordinary shares issued and outstanding during business year.

The terms of "net income" and "net income per share" are used in accordance

with the provisions of the Regulations to Enforce the Commercial Code, as amended by the "Ministerial Ordinance to Amend Part of the Regulations to Enforce the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan, as from the 89th business year.

The business performance of the 90th business year (the business year under review) is as described in "1. Outline of business activities" above.

2. Outline of the Company (as of March 31, 2005)

(1) Major businesses:

The Company principally engages in importing and refining crude oil and selling petroleum products and petrochemical products. At its Chiba Refinery and three other refineries, the Company processes crude oil so imported and at its Chiba Plant and another plant, produces petrochemical products by processing naphtha. The Company distributes and sells petroleum products and petrochemical products to consumers through retailers of its Head Office and 12 branch offices nationwide and directly to factories and other customers.

(2) Major business offices:

Categories	Offices	Addresses
Head office	Head Office	Chiyoda-ku, Tokyo
Refineries	Hokkaido Refinery	Tomakomai, Hokkaido
	Chiba Refinery	Ichihara, Chiba
	Aichi Refinery	Chita, Aichi
	Tokuyama Refinery	Shunan, Yamaguchi
Plants	Chiba Plant	Ichihara, Chiba
	Tokuyama Plant	Shunan, Yamaguchi
Branch offices	Hokkaido Branch Office	Sapporo, Hokkaido
	Tohoku Branch Office	Sendai, Miyagi
	Kanto Branch Office 1	Minato-ku, Tokyo
	Kanto Branch Office 2	Saitama
	Chubu Branch Office	Nagoya, Aichi
	Nagoya Branch Office	Nagoya, Aichi
	Hokuriku Branch Office	Kanazawa, Ishikawa
	Kansai Branch Office	Osaka, Osaka
	Osaka Branch Office	Osaka, Osaka
	Chugoku Branch Office	Hiroshima, Hiroshima
	Shikoku Branch Office	Takamatsu, Kagawa
	Kyushu Branch Office	Fukuoka, Fukuoka
Overseas offices	Middle East Office	Abu Dhabi
	Beijing Office	Beijing
	Canada Office	Calgary
Other	Central Laboratory	Sodegaura, Chiba

(3) Shares:

a. Number of shares

(thousand shares)

	Ordinary shares	Preference shares	Total
Total number of shares authorized to be issued by the Company:	80,000	10,000	90,000
Total number of issued shares:	20,000	3,780	23,780

b. Number of shareholders as of March 31, 2005:

Ordinary shareholders:	559 persons
Preference shareholders:	12 persons
Total	571 persons

c. Major shareholders:

		Shares of the Company held by major shareholders		Shares of major shareholders held by the Company	
	Name	Number of shares (thousand shares)	Ratio of voting rights (%)	Number of shares (thousand shares)	Share-holding ratio (%)
Ordinary shareholders	Nissho Kosan K.K.	6,780	40.49	-	-
	Idemitsu Culture and Welfare Foundation	3,098	18.50	-	-
	Idemitsu Employee Stockholders Committee	2,794	16.69	-	-
	Idemitsu Museum of Arts Foundation	2,000	11.94	-	-
	Shosuke Idemitsu	932	5.57	-	-
	Masakazu Idemitsu	379	2.26	-	-
	Masamichi Idemitsu	379	2.26	-	-
	Tokio Marine & Nichido Fire Insurance Co., Ltd. (Note 1)	32	0.19	-	-
	Mitsui O.S.K. Lines, Ltd.	32	0.19	102	0.01
	Nippon Yusen Kabushiki Kaisha (NYK Line)	32	0.19	-	-
	Idemitsu Kosan Co., Ltd. (treasury stock)	3,255	-	-	- -
	548 other individuals	285	1.72	-	-
	Total	20,000	100.00	-	-

	Name	Shares of the Company held by major shareholders		Shares of major shareholders held by the Company	
		Number of shares (thousand shares)	Ratio of voting rights (%)	Number of shares (thousand shares)	Share-holding ratio (%)
Preference shareholders	UFJ Bank Limited (Note 2)	800	-	-	-
	Sumitomo Mitsui Banking Corporation (Note 3)	800	-	-	-
	The Sumitomo Trust & Banking Co., Ltd.	800	-	6,517	0.39
	The Bank of Tokyo-Mitsubishi, Ltd. (Note 4)	300	-	-	-
	The Chuo Mitsui Trust and Banking Company, Limited (Note 5)	300	-	-	-
	Tokio Marine & Nichido Fire Insurance Co., Ltd. (Note 1)	300	-	-	-
	The Mitsubishi Trust and Banking Corporation (Note 4)	200	-	-	-
	Sumitomo Life Insurance Company	200	-	-	-
	The Norinchukin Bank	20	-	-	-
	The Oita Bank, Ltd.	20	-	481	0.33
	Yamaguchi Bank, Ltd.	20	-	-	-
	Chiba Bank, Ltd.	20	-	-	-
	Total	3,780	-	-	-

(Notes) 1. The Company holds 119 shares (shareholding ratio: 0.01%) of Millea Holdings, Inc., which is the 100% parent company of Tokio Marine & Nichido Fire Insurance Co., Ltd.

2. The Company holds 4,703 shares (shareholding ratio: 0.09%) of UFJ Holdings, Inc., which is the 100% parent company of UFJ Bank Limited.

3. The Company holds 3,775 shares (shareholding ratio: 0.06%) of Sumitomo Mitsui Financial Group, Inc., which is the 100% parent company of Sumitomo Mitsui Banking Corporation.

4. The Company holds 5,000 shares (shareholding ratio: 0.08%) of Mitsubishi Tokyo Financial Group, Inc., which is the 100% parent company of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

5. The Company holds 5,955,496 shares (shareholding ratio: 0.72%) of Mitsui Trust Holdings, Inc., which is the 100% parent company of The Chuo Mitsui Trust and Banking Company, Limited.

d. Acquisition, disposition and possession by the Company of its own shares:

(a) Acquisition of shares:

Ordinary shares:	3,255,500 shares
Total acquisition prices:	¥12,424 million

(b) Disposition of shares:

None.

(c) Forfeiture of shares:

None.

(d) Possession by the Company of its own shares as of March 31, 2005:

Ordinary shares:	3,255,500 shares

(4) Employees:

Classification	Number of employees	Change from the end of the previous business year	Average years of age	Average length of service
Male	4,780	+ 1,582	45 years 7 months	23 years 10 months
Female	489	- 99	35 years 1 month	11 years 11 months
Total	5,269	+ 1,483	44 years 7 months	22 years 9 months

(Notes) 1. Increase in the number of employees due to the merger with Idemitsu Petrochemicals Co., Ltd.:

Male: 1,682	Female: 83	Total: 1,765

2. The number of employees does not include part-time and seconded employees.

(5) Business affiliations:

a. Major subsidiaries:

Name	Main business	Capital (million yen)	Ratio of voting rights of the Company (%)
Idemitsu Oil & Gas Co., Ltd.	Research, exploration and development of oil resources	8,275	100.0
Idemitsu Gas & Life Co., Ltd.	Sales of liquefied petroleum gas, etc.	5,000	100.0

Name	Main business	Capital (million yen)	Ratio of voting rights of the Company (%)
Idemitsu Queensland Pty. Ltd.	Exploration, development and sales of coal	10,477	100.0
Idemitsu S.M. (Malaysia) Sdn. Bhd.	Production and sales of petrochemical products	4,573	70.0

b. Progress of business affiliations:

As of August 1, 2004, the Company merged its 100% subsidiary, Idemitsu Petrochemicals Co., Ltd.

c. Results of business affiliations:

Net sales and net income of the above four major subsidiaries totaled ¥252,084 million and ¥5,985 million, respectively.

(6) Major lenders:

Lender	Debt payable	Number of shares of the Company and the ratio of voting rights held by lenders	
	(million yen)	(thousand shares)	(%)
Sumitomo Mitsui Banking Corporation	90,511	800	-
The Sumitomo Trust & Banking Co., Ltd.	82,000	800	-
The Chuo Mitsui Trust and Banking Company, Limited	76,293	300	-
The Norinchukin Bank	72,240	20	-

(Note) All of the shares of the Company held by these lenders are dividend preference shares without voting rights.

(7) Directors and Statutory Auditors:

Board Chairman*		Akira Idemitsu
President*	(Division Manager, General Safety and Environment Division)	Akihiko Tembo
Executive Vice President*		Masao Harada
Executive Vice President*		Yoshiaki Yoshioka
Managing Director	(Responsible for Safety and Environment Department; Division Manager, Action Division for Hokkaido Refinery; Deputy Division Manager,	Sumio Inai

	General Safety and Environment Division; and Division Manager, Safety and Environment Division)	
Managing Director	(In charge of Fuel Oil Business (Overseas Department, Supply and Demand Department, Sales Department, Retail Control Department, Industrial Energy Department, Energy Solutions Business Department and Fuel Oil Planning Department), and responsible for Lubricants Department, Idemitsu Gas & Life, Co., Ltd., Idemitsu Tanker Co., Ltd., Apollo Service Co., Ltd., Idemitsu Credit Co., Ltd., and Idemitsu Oil and Gas Development Co., Ltd.)	Hidekazu Shiraki
Managing Director	(Responsible for Manufacturing Department, Engineering Department and Idemitsu Engineering Co., Ltd.; Deputy Division Manager, General Safety and Environment Division; and Division Manager of Earth Environment Division)	Kyo Kusumoto
Managing Director	(In charge of Plastic and Processed Products, Petrochemicals Business)	Tetsuo Nishimura
Director	(Responsible for Information Systems Department; and General Manager, General Affairs Division)	Atsuo Hashimoto
Director	(General Manager, Personnel Department)	Kazuhisa Nakano
Director	(Responsible for Intellectual Property Department and New Business Promotion Department; General Manager, Electronic Materials Department; and General Manager, Research and Development Department)	Shuichi Omiya
Standing Statutory Auditor	(Full-time)	Susumu Ooga
Statutory Auditor	(Full-time)	Tetsuya Nagao
Statutory Auditor		Nobuo Seo
Statutory Auditor		Masahiro Inoue

* Each Director marked with * has the right to represent the Company.

Statutory Auditors Nobuo Seo and Masahiro Inoue are external auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

Changes of Directors and Statutory Auditors during the business year under review were as follows:

(1) Assumption of office
At the 89th Ordinary General Meeting of Shareholders held on June 22, 2004,
1) Messrs. Kyo Kusumoto, Atsuo Hashimoto, Kazuhisa Nakano and Shuichi Omiya assumed office as Directors; and
2) Messrs. Tetsuya Nagao and Masahiro Inoue assumed office as Statutory Auditors.
As of August 2, 2004, Mr. Tetsuo Nishimura assumed office as Director upon the merger with Idemitsu Petrochemicals Co., Ltd.

(2) Retirement
At the 89th Ordinary General Meeting of Shareholders held on June 22, 2004,
1) Messrs. Toshiichi Toyama and Tetsuo Iseki resigned as Directors; and
2) Mr. Kazushi Yoshioka resigned as Statutory Auditor.

(8) Amount of remuneration paid to Directors and Statutory Auditors

	Remuneration according to the Articles of Incorporation or a resolution of the General Meetings of Shareholders		Officers' bonuses through the appropriation of retained earnings		Retirement gratuities according to the resolution of the General Meetings of Shareholders	
	Number	Amount	Number	Amount	Number	Amount
Directors	13	¥337 million	-	-	2	¥199 million
Statutory Auditors	5	¥49 million	-	-	1	¥31 million
Total	18	¥387 million	-	-	3	¥230 million

(Note 1) The maximum amount of annual remuneration of Directors is ¥1,000 million as determined by resolution of the General Meeting of Shareholders held on June 24, 2003.

(Note 2) The maximum amount of annual remuneration of Statutory Auditors is ¥100 million as determined by resolution of the General Meeting of Shareholders held on June 25, 1991.

(Note 3) No amount of remuneration payable to an employee was paid to any Director concurrently serving as an employee.

(Note 4) As of March 31, 2005, the number of Directors was 11 and the number of Statutory Auditors was 4. The number of Directors and Statutory Auditors who received remuneration as listed above includes two Directors and one Statutory Auditor who retired as of June 22, 2004.

3. Important facts relating to the state of the Company which occurred subsequent to the date of the closing of accounts

There is nothing of significance to be reported.

BALANCE SHEET
(As of March 31, 2005)

(million yen)

ASSETS

Current assets:	829,013
Cash and deposit	107,011
Trade notes receivable	3,608
Accounts receivable – trade	262,013
Marketable securities	36,997
Merchandise and goods	93,930
Merchandise in progress	39,344
Crude oil	114,737
Raw materials	1,441
Supplies	17,409
Short-term loans receivable	36,278
Accounts receivable – other	82,345
Derivative accounts	7
Deferred tax assets	14,665
Deferred hedging loss	1,215
Other current assets	19,317
Allowance for doubtful accounts	(1,310)
Fixed assets:	1,209,887
Tangible fixed assets	977,521
Buildings	73,183
Structures	65,134
Oil tanks	12,863
Machinery and equipment	171,039
Tools, furniture and equipment	4,423
Lands	645,364
Construction in progress	5,512
Intangible fixed assets	12,256
Patents and trademark rights	2,300
Leasehold rights	8,448
Software	1,092
Other intangible fixed assets	415
Investments and other assets:	220,110
Investment securities	71,999
Investment in common stock of subsidiaries	69,398
Long-term loans receivable	14,998
Guarantee deposits	19,684
Long-term prepaid expenses	10,500
Deferred tax assets	21,874
Deferred hedging loss	9,208
Other investments	3,456
Allowance for doubtful accounts	(1,010)
TOTAL ASSETS	2,038,901

LIABILITIES

Current liabilities:	968,346
Trade notes and accounts payable - trade	203,696
Short-term borrowings	458,323
Account payable – other	235,013
Accrued expenses	14,850
Accrued income taxes	1,284
Accrued consumption taxes	6,850
Allowance for bonuses	6,080
Other current liabilities	42,246
Long-term liabilities:	826,715
Bonds	78,900
Long-term debt	541,678
Deferred tax liabilities upon revaluation	105,391
Retirement allowances for employees	61,603
Reserve for repair	19,598
Reserve for accident at Hokkaido Refinery	1,397
Retirement allowances for officers	1,154
Derivative liabilities	9,208
Other long-term liabilities	7,783

SHAREHOLDERS' EQUITY

Common stock	38,800
Capital surplus	40
Capital reserve	40
Retained earnings	57,281
Earned reserve	793
Voluntary reserve	35,098
Reserve for special depreciation	971
Reserve for loss on overseas investment, etc.	869
Reserve for deferred income tax on fixed assets	32,633
Reserve for preference dividends	623
Unappropriated retained earnings	21,389
Revaluation difference of lands	153,619
Revaluation difference of stocks	6,523
Treasury stock	(12,424)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,038,901

STATEMENT OF INCOME

(For the period from April 1, 2004 to March 31, 2005)

(million yen)

Ordinary income and expenses		
Operating income and expenses		
Operating revenue		
Net sales	2,280,693	
Other operating revenue	41,093	2,321,786
Operating expenses		
Cost of sales	2,071,543	
Selling, general and administrative expenses	201,527	2,273,070
Operating income		48,715
Non-operating income and expenses		
Non-operating income		
Interest income	836	
Dividend income	1,206	
Foreign exchange gain	3,148	
Subsidy income	1,339	
Other income	1,741	8,273
Non-operating expenses		
Interest expenses	19,174	
Depreciation expenses	1,666	
Loss from contribution to anonymous associations	585	
Sundry loss	4,964	26,390
Ordinary income		30,598
Extraordinary income and expenses		
Extraordinary income:		
Gain on sale of fixed assets	1,375	
Gain on sale of investment in securities	15,799	
Write-off of prior service cost according to change of retirement benefit system	10,218	
Damages received	433	
Others	131	27,958
Extraordinary expenses:		
Loss on impairment of fixed assets	40,847	
Transfer to prior year reserve for repair	7,476	
Loss from accident at Hokkaido Refinery	5,319	
Loss on disposal of fixed assets	3,598	
Loss on sale of fixed assets	706	
Transfer to prior year retirement allowances for officers	592	
Loss on support of subsidiaries	626	
Others	2,190	61,357
Income before income taxes		2,800
Corporate, inhabitant and enterprise taxes	193	
Income taxes-deferred	2,891	3,084
Net loss		5,884
Retained earnings brought forward from the previous year		38,407
Reversal of revaluation difference of lands		4,062
Loss on cancellation of shares of merged subsidiary held by the Company		15,195
Unappropriated retained earnings		21,389

Notes

The numeric figures disregard amounts less than one million yen.

1. Significant accounting policies:

(1) Method of valuation of assets:

Marketable securities:

Bonds to be held to maturity:	At cost, determined by the amortized cost method
Subsidiaries stock and related companies stock:	At cost, determined by the moving average method
Other marketable securities:	At market value, determined by the average of the market prices for one month prior to the close of the business year. Revaluation differences are all transferred directly to capital. Acquisition costs, which shall be compared with market value, are determined by the moving average method. With regard to contributions to anonymous associations, amounts equivalent to the share in property of the associations are reported.

Inventories:

Merchandise and goods (excluding those to arrive):	At cost, determined by the last-in, first-out method
Goods to arrive:	At cost, determined by the identified cost method
Merchandise in progress:	At cost, determined by the last-in, first-out method
Crude oil (excluding crude oil to arrive):	Lower of cost or market, determined by the last-in, first-out method
Crude oil to arrive:	At cost, determined by the identified cost method
Raw materials:	At cost, determined by the periodic average method

Supplies:	At cost, determined by the moving average method
Derivatives:	At market value

(2) Method of depreciation of fixed assets:

Tangible fixed assets:

Declining balance method; provided, however, that the straight-line method is applicable to buildings (excluding any appurtenances thereto) acquired on or after April 1, 1998.

Intangible fixed assets:

Straight-line method; provided, however, that software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Method of treatment of deferred assets:

Bond issue costs are booked in full as costs at the time of defrayal.

(4) Basis for accounting for allowances and reserves:

Allowance for doubtful accounts:

To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

Allowance for bonuses:

To meet the payment of bonuses to employees, the Company sets aside the portion for each current business year of an estimated amount of bonuses to be paid in the future.

Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on the estimated retirement benefit obligations and pension plan assets as of the close of each current business year.

The difference upon the change of accounting standards for employee retirement benefits after the creation of the retirement benefits trust is treated as expenses equally for seven years and actuarial differences are treated as expenses, based on the straight line method for a specific period of years (ten years) not exceeding the average remaining years of service of employees, from the business year next following the business year when

such differences occur. Prior year service liabilities are treated as expenses in a lump sum when such liabilities occur.

Of the retirement allowances for employees as at the end of the current business year, the balance relating to the retirement lump sum grants plan and the Company's pension plan is ¥48,146 million, after offsetting the balance of ¥59,587 million of the retirement allowances for employees before deducting the plan assets against the amount of ¥11,441 million of the plan assets under the retirement benefits trust, and the balance relating to the corporate pension fund plan is ¥13,456 million.

Reserve for repair:

To meet the payment for repair expenses in the future, the Company sets aside the portion for each current business year of an amount of expenses of inspection and repair to be defrayed in respect of the oil tanks and machinery and equipment requiring periodic repairs in the future.

The reserve is as provided for in Article 43 of the Regulations to Enforce the Commercial Code of Japan.

Reserve for accident at Hokkaido Refinery:

To meet the expenses to repair the oil tanks injured by the earthquake off the coast of Tokachi in September 2003 and cost to be incurred from a fire after the earthquake, the Company sets aside a amount to be surely incurred at the end of the current business year, which is estimated by the Company in a reasonable manner.

The reserve is as provided for in Article 43 of the Regulations to Enforce the Commercial Code of Japan.

Retirement allowance for officers:

To meet the payment of retirement gratuities to officers in the future, the Company provides an amount payable at the end of each business year in accordance with its internal rules.

The allowance is as provided for in Article 43 of the Regulations to Enforce the Commercial Code of Japan.

(5) Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

(6) Method of hedge accounting, etc.:

The Company applies hedge accounting, principally targeting interest rate swap transactions.

a. Method of hedge accounting:

Deferral hedge accounting is applicable.

b. Hedging instruments and hedged items:

Against interest volatility risks with regard to loans payable and receivable with fixed or floating interest rates, interest rate swaps, interest rate options, etc. are used as hedging instruments.

c. Hedging policy:

Interest rate swaps, etc. are used only to hedge interest volatility risks with regard to loans payable and receivable, and as long as immediate needs exist (immediate needs refer to definite credits receivable and payable when interest rate swaps, etc. are carried out and credits to be receivable and payable in the future).

Hedge designations are made by the comprehensive hedge method.

d. Method of evaluating the effectiveness of a hedge:

With regard to each interest rate swap transaction, it is previously presumed that the important terms of such transaction are identical with those of the hedged item, asset or liability, or an anticipated transaction and that when the hedge starts or thereafter, it offsets or continues to offset fluctuations of rates or fluctuations of cash flows. Hence, the determination of effectiveness of such hedge is not made.

(Changes of accounting policies)

(1) Change of the accounting standard for reserve for repair

Expenses of inspection and repair of machinery and equipment requiring periodic repairs used to be treated as expenses when defrayed. As from the business year under review, however, the Company has adopted an accounting standard under which, of the expenses of inspection and repair estimated to be incurred in the future, those incurred for the current business year shall be reported.

Consequently, operating income and operating income decreased by ¥2,390 million, respectively and net loss before income taxes increased by ¥9,922 million.

(2) Accounting for retirement allowances for officers

Retirement gratuities for officers used to be treated as expenses when paid. As from the business year under review, however, the Company has adopted an accounting standard under which an amount of retirement gratuities required to be paid as at the end of each business year in accordance with the internal rules shall be set aside.

Consequently, operating income and operating income decreased by ¥546 million, respectively and net loss before income taxes increased by ¥1,138 million.

(3) Early application of an accounting standard for impairment of fixed assets

The "Accounting Standard for Impairment of Fixed Assets" (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) have become applicable to financial statements for the business year ended March 31, 2004. Accordingly, the Company has applied the standard and the guidance, effective from the business year under review.

Consequently, net loss before income taxes increased by ¥40,847 million.

Accumulated losses on impairment of fixed assets are deducted directly from the amount of each asset.

2. Notes to the balance sheet:

(1) Total guarantee obligations, etc.: ¥24,307 million

(2) Receivables from subsidiaries and payables to subsidiaries:

Short-term receivables from subsidiaries:	¥65,069 million
Short-term payables to subsidiaries:	¥34,086 million
Long-term receivables from subsidiaries:	¥10,173 million
Long-term payables to subsidiaries:	¥691 million

(3) Amount of assets pledged: ¥839,450 million

(4) Accumulated depreciation of tangible fixed assets: ¥1,607,243 million

(5) Principal foreign currency assets and liabilities:

Accounts receivable – other:	¥45,828 million	(US$430 million)
Investment in common stock of subsidiaries:	¥27,630 million	(A$169 million)
Accounts payable – trade:	¥104,311 million	(US$962 million)
Accounts payable – other:	¥44,621 million	(US$411 million, etc.)

(6) Total deferred hedging loss prior to offsetting against deferred hedging income:

Short-term deferred hedging income of ¥366 million was offset against short-term deferred hedging loss of ¥1,582 million. Consequently, short-term deferred hedging loss of ¥1,215 million is reported in the "current assets".

Long-term deferred hedging income of ¥9,212 million was offset against long-term deferred hedging loss of ¥18,421 million. Consequently, long-term deferred hedging loss of ¥9,208 million is reported in the "investments and other assets".

(7) Limitation on dividends

a. Limitation on dividends in accordance with the Land Revaluation Law of Japan:	¥153,619 million
b. Increase in net assets as provided for in Article 124, item 3 of the Regulations to Enforce the Commercial Code of Japan:	¥7,244 million

(8) Land revaluation

In accordance with the Land Revaluation Law (Law No. 34, promulgated on March 31, 1998) of Japan and the Law to Amend Part of the Land Revaluation Law (Law No. 19, promulgated on March 31, 2001) of Japan, lands used for business are revaluated and an amount equivalent to taxes on the difference on revaluation is included in liabilities as "deterred tax liabilities upon revaluation" and the difference on revaluation minus the amount of such taxes is included in shareholders' equity as "revaluation difference of lands".

Method of revaluation:

Land revaluation is made in accordance with the method of calculation by making reasonable adjustments to the assessed value of fixed assets as set forth in Article 2, item 3 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, promulgated on March 31, 1998; the "Ordinance"), the method of calculation by making reasonable adjustments to the land values that form the basis of land tax calculations as set forth in Article 2, item 4 of the Ordinance, and appraisals by real estate appraisers as set forth in Article 2, item 5 of the Ordinance.

Revaluation date: March 31, 2002

Difference of the market value as at the end of the business year of the lands revaluated and the book value thereof after loss on impairment:
¥(117,984) million

3. Notes to the statement of income:

(1) Transactions with subsidiaries:

Sales:	¥273,523 million
Purchases:	¥74,619 million
Transactions other than ordinary business:	¥1,092 million

(2) Net loss per share: ¥406.44

The bases for the calculation of net loss per share are as follows:

Net loss:	¥5,884 million

Amount not attributable to ordinary shareholders:	¥1,247 million
(Dividends for preference shares:	¥1,247 million)
Net loss relating to ordinary shares:	¥7,131 million
Average of the number of ordinary shares issued and outstanding during business year:	17,547 thousand shares

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year	21,389,615,067
Reversal of reserve for loss on overseas investment, etc.	485,953,687
Reversal of reserve for deferred income tax on fixed assets	2,863,576,245
Reversal of reserve for special depreciation	194,396,675
Reversal of reserve for preference dividends	623,700,000
Total:	25,557,241,674
To be appropriated as follows:	
Earned reserve	137,300,000
Dividends (¥7.50 per share)	125,583,750
Dividends for preference shares	1,247,400,000
Reserve for preference dividends	756,000,000
Reserve for special depreciation	773,702,178
Reserve for loss on overseas investment, etc.	170,035,735
Reserve for deferred income tax on fixed assets	2,893,566,351
Retained earnings to be carried forward to the next year	19,453,653,660

INDEPENDENT AUDITORS' REPORT

May 17 2005

To: The Board of Directors,
Idemitsu Kosan Co., Ltd.

ChuoAoyama Audit Corporation

Hiroshi Koyama (seal)
Specified and Executive Partner
Certified Public Accountant

Hisaya Hirai (seal)
Specified and Executive Partner
Certified Public Accountant

Junichi Sadamori (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provisions of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) of Idemitsu Kosan Co., Ltd. (the "Company") for the 90th business year from April 1, 2004 to March 31, 2005. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and income and expenses of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) Our opinion on the changes of accounting policies is as follows:

(i) As described in (1) of the changes of accounting policies, with regard to expenses of inspection and repair of machinery and equipment requiring periodic repairs which used to be treated as expenses when defrayed, the Company has adopted an accounting standard under which, of the expenses of inspection and repair estimated to be incurred in the future, those incurred for the current business year shall be reported, as from the business year under review. The change in the accounting policy is considered proper as the cycle of periodic inspections has become longer and the Company has accordingly determined to set aside such expenses during the corresponding period to make periodic profits/losses more appropriate.

(ii) As described in (2) of the changes of accounting policies, with regard to retirement gratuities for officers which used to be treated as expenses when paid, the Company has adopted an accounting standard under which an amount of retirement gratuities required to be paid as at the end of the business year in accordance with the internal rules shall be set aside, as from the business year under review. The change of the accounting policy is considered proper as the Company, taking into consideration the establishment of the internal rules for retirement gratuities for officers during the business year and the accounting for retirement allowances for officers accepted as its accounting practice, has changed the accounting policy to make periodic profits/losses more appropriate and its composition of finances more healthy by properly allocating retirement gratuities for officers among their respective terms of office.

(iii) As described in (3) of the changes of accounting policies, the Company has applied the "Accounting Standard for Impairment of Fixed Assets" and the "Guidance on Accounting Standard for Impairment of Fixed Assets", effective from the business year under review. The change of the accounting policy is considered proper as the standard and the guidance have become applicable as from the business year ended March 31, 2004.

(3) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(4) That the proposed appropriation of retained earnings is in conformity with the laws, ordinances and the Articles of Incorporation; and

(5) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be remarked in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 90th business year from April 1, 2004 to March 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, audit plan, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, internal audit sections, etc. reports on the state of execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Independent Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports and made a full investigation.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Independent Auditors, ChuoAoyama Audit Corporation, are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation of the Company;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of the laws, ordinances or the Articles of Incorporation of the Company exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares,

etc., we find no breach of duties on the part of the Directors.

May 23, 2005

The Board of Statutory Auditors
Idemitsu Kosan Co., Ltd.

Susumu Ooga (seal)
Standing Statutory Auditor

Tetsuya Nagao (seal)
Standing Statutory Auditor

Nobuo Seo (seal)
Statutory Auditor

Masahiro Inoue (seal)
Statutory Auditor

Particulars of the Proposition For Amendment to the Articles of Incorporation

Intent and purpose of the amendment

The amendment will be made in response to the amendment to the Commercial Code of Japan and in preparation for the scheduled listing of shares of the Company, as well as for the rearrangement of the provisions, as follows:

(Underlines show the amendment.)

The Existing Articles of Incorporation	Proposed amendment
Chapter I. General Provisions	[Not to be amended]
Chapter II. Head Article 5. The Company shall call its founder Sazo Idemitsu the Head.	[To be deleted] [To be deleted]
Chapter III. Shares Article 6. Article 7. Article 8. All share certificates to be issued by the Company shall be in the registered form and shall be in the denominations of one (1) share, ten (10) shares, one hundred (100) shares, one thousand (1,000) shares or ten thousand (10,000) shares; provided, however, that the Company may issue share certificates in the denomination representing any other specific number of shares, whenever necessary. Article 9. Article 10. Shareholders, registered pledgees appearing in the register of shareholders or their legal representatives shall file notification of their names, addresses and seals. The same shall apply in case of any change thereof in the form prescribed by the Company.	Chapter II. Shares Article 5. [To be carried forward] Article 6. [To be carried forward] [To be deleted] Article 7. [To be carried forward] Article 8. The Company shall have a transfer agent with respect to its shares. 2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors. 3. The register of shareholders and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares and other affairs relating to its shares shall be handled by the transfer agent and not by the Company.

The Existing Articles of Incorporation	Proposed amendment
Article 11. Any applicant for the issue of new share certificates due to a division, consolidation or mutilation of share certificates or otherwise shall submit to the Company an application as prescribed by the Company, affixed with his name and seal, together with the share certificates.	Article 9. The denominations of share certificates to be issued by the Company, registration of a transfer of shares and other matters relating to its shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.
Article 12. Any applicant for the registration of a transfer of shares, the registration of a pledge on shares or the cancellation thereof or the issue of new share certificates shall pay such fees therefor as prescribed by the Company.	[To be deleted]
Article 13. The Company shall suspend any alteration of the entries in the register of shareholders for the period from the day next following the close of each business year to the close of the ordinary general meeting of shareholders.	Article 10. The Company shall treat the shareholders appearing or recorded in the register of shareholders as of the close of each business year as shareholders entitled to exercise their voting rights at the ordinary general meeting of shareholders relating to such close of the business year.
2. In addition to the preceding paragraph, the Company may, by resolution of the Board of Directors, suspend any alteration of the entries in the register of shareholders for a period not exceeding three (3) months to determine the shareholders or pledgees entitled to exercise their rights or to otherwise meet any necessity. In such case, the Company shall give two (2) weeks' public notice.	2. In addition to the preceding paragraph, if necessary, the Company may, by resolution of the Board of Directors, temporarily specify a record date upon giving prior public notice.
Chapter IV. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders
Article 14.	Article 11. [To be carried forward]
Article 15.	Article 12. [To be carried forward]
Article 16.	Article 13. [To be carried forward]
Article 17.	Article 14. [To be carried forward]
Chapter V. Directors and the Board of Directors	Chapter IV. Directors and the Board of Directors
Article 18.	Article 15. [To be carried forward]
Article 19.	Article 16. [To be carried forward]

The Existing Articles of Incorporation	Proposed amendment
Article 20. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the close of the business year last to occur within two (2) years after their assumption of office. Such Directors may be reelected.	Article 17. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within two (2) years after their assumption of office. Such Directors may be reelected.
2. If there occurs a vacancy in the office of Directors but not in the statutory number thereof, such vacancy may not be filled.	[To be deleted]
Article 21.	Article 18. [To be carried forward]
Article 22.	Article 19. [To be carried forward]
Article 23.	Article 20. [To be carried forward]
Article 24.	Article 21. [To be carried forward]
Article 25.	Article 22. [To be carried forward]
Article 26.	Article 23. [To be carried forward]
Article 27.	Article 24. [To be carried forward]
Article 27-2	Article 25. [To be carried forward]
Chapter VI. Statutory Auditors and the Board of Statutory Auditors	Chapter V. Statutory Auditors and the Board of Statutory Auditors
Article 28.	Article 26. [To be carried forward]
Article 29.	Article 27. [To be carried forward]
Article 30.	Article 28. [To be carried forward]
Article 31. The Statutory Auditors shall appoint a full-time Statutory Auditor or Auditors from among their number.	Article 29. The Statutory Auditors shall appoint a Full-time Statutory Auditor or Auditors from among their number.
2. The Statutory Auditors may appoint a standing Statutory Auditor or Auditors from among the full-time Statutory Auditor or Auditors, upon their consultation.	[To be deleted]
Article 32.	Article 30. [To be carried forward]
Article 33.	Article 31. [To be carried forward]
Article 33-2	Article 32. [To be carried forward]

The Existing Articles of Incorporation	Proposed amendment
Chapter VII. Accounts	Chapter VI. Accounts
Article 34.	Article 33. [To be carried forward]
Article 35.	Article 34. [To be carried forward]
Article 35-2	Article 35. [To be carried forward]

(Translation)

June 28, 2005

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 90TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 90th Ordinary General Meeting of Shareholders of the Company, reports were made and resolutions were adopted as described below.

Yours very truly,

Akihiko Tembo
President and Representative Director

Idemitsu Kosan Co., Ltd.
1-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo, Japan

Description

1. Matters reported:

   Report on the business report, balance sheet and statement of income for the 90th business year (from April 1, 2004 to March 31, 2005)

   The Company reported the contents of the above-mentioned financial statements.

2. Matters resolved:

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 90th business year

The proposition was approved and adopted as proposed. The dividends for the year were determined to be ¥7.50 per ordinary share and ¥330 per preference share, respectively.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition, which was intended to comply with the Commercial Code of Japan and to prepare for the listing of the shares of the Company, was approved and adopted as proposed.

Proposition No. 3: Election of seven (7) Directors

The proposition was approved and adopted as proposed. Messrs. Akira Idemitsu, Akihiko Tembo, Masao Harada and Hidekazu Shiraki, four in all, were reelected and Messrs. Masakatsu Tanaka, Kenichi Matsui and Takahiro Hiruma, three in all, were newly elected as Directors and assumed office, respectively.

Proposition No. 4: Election of two (2) Statutory Auditors

The proposition was approved and adopted as proposed. Messrs. Munehiro Okuda and Koichi Kumazaki, two in all, were newly elected as Statutory Auditors and assumed office respectively.

Proposition No. 5: Granting of retirement gratuities

The proposition was approved and adopted as proposed that retirement gratuities be granted to Mr. Sumio Inai, who retired as Director at the close of this Ordinary General Meeting of Shareholders, and Mr. Susumu Ooga, who retired as Statutory Auditor at the close of this Ordinary General Meeting of Shareholders, in accordance with the established standards and internal rules of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors in respect of the retired Director and to consultation among the Statutory Auditors in respect of the retired Statutory Auditor, respectively.

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At the meeting of the Board of Directors held after the close of this Ordinary General Meeting of Shareholders, the Representative Directors and Directors with specific titles were elected and the full-time Statutory Auditors were elected from among their number.

The officers of the Company are as follows:

Chairman and Representative Director	Akira Idemitsu
President and Representative Director	Akihiko Tembo
Executive Vice President and Representative Director	Masao Harada

Executive Vice President and Representative Director	Yoshiaki Yoshioka
Managing Director	Hidekazu Shiraki
Managing Director	Kyo Kusumoto
Managing Director	Tetsuo Nishimura
Managing Director	Masakatsu Tanaka
Managing Director	Kazuhisa Nakano
Managing Director	Shuichi Omiya
Managing Director	Kenichi Matsui
Director	Atsuo Hashimoto
Director	Takatoshi Hiruma
Statutory Auditor (Full-time)	Tetsuya Nagao
Statutory Auditor (Full-time)	Munehiro Okuda
Statutory Auditor	Nobuo Seo
Statutory Auditor	Masahiro Inoue
Statutory Auditor	Koichi Kumazaki

(Note) Statutory Auditors Nobuo Seo, Masahiro Inoue and Koichi Kumazaki are external auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

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